

Mail Stop 3030

May 12, 2010

Emily Lussier
President, Chief Executive Officer and Director
Silverhill Management Services, Inc.
21 Merrimac Way, Unit B
Tyngsboro, MA 01879

> **Re:** **Silverhill Management Services, Inc.**
> **Amendment No. 7 to Registration Statement on Form S-1**
> **Filed May 3, 2010**
> **File No. 333-161052**

Dear Ms. Lussier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note your amended disclosure in response to prior comment 1. Please reconcile the revised projection in the fifth paragraph on page 20 with the article you cite.

Description of Business, page 19

Overview, page 19

2. Regarding your response to prior comment 2:
    *   We reissue the first part of the comment as it relates to the introductory paragraph in comment 33 of our September 1, 2009 letter because you did not provide marked copies of the information you cite.

- Please provide us the basis for the statement in the last sentence of your response, particularly given the language of Rule 436(a). It remains unclear why you believe you can use quotes citing the opinion of an individual to sell your securities without that individual's consent.
- Your revisions in response to the last bullet point appear to address only one of your statements regarding the Philippines and Western Europe. It is unclear how your use of market data regarding these and other international markets is appropriate given the reasonably likely extent of the registrant's business.
- We note the internet addresses that you added. Please refer to the requirements, including the filing requirement, in footnote 41 and the related text of Release 33-7856 (April 28, 2000) when you elect to include such web site addresses.

3. We reissue prior comment 4 because your response does not appear to address the issues raised regarding how your written business plan is consistent with your disclosure.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn at (202) 551-3643 if you have questions regarding the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Eric W. Richardson, Esq.
                Cohen & Richardson, LLP